Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: March 2, 2021

On Friday, February 26, 2021, Dee Choubey, the Chief Executive Officer of MoneyLion participated in an interview with Lupton Capital. A copy of the transcript from the interview is set forth below:

Lupton Capital Interview – Dee Choubey

Friday, February 26, 2021

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (02:21):

I’m here. How are you?

Jonah Lupton (02:23):

Good, man. How you doing?

Dee Choubey (02:24):

Doing well.

Jonah Lupton (02:25):

So you are officially my first, uh, public CEO guest on the show. I mean, I’ve been doing these webcasts now for the last few weeks for some of my subscribers on Substack and Stocktwits, but it’s basically just me and other investors from- from FinTwit talking about our strategies, our favorite stocks and whatnot. But, you know, now that my subscriber list is growing for Substack and I’m, and I’m doing these write-ups on companies like MoneyLion…I think there’s a ton of value of bringing on guys like yourself that are actually running these companies, and you can provide some insights on any of the things that I didn’t get a chance to talk about in the write-up.

Dee Choubey (03:06):

Yeah, great. Thanks for having me.

Jonah Lupton (03:07):

Absolutely.

Dee Choubey (03:08):

Really appreciate it.

Jonah Lupton (03:09):

So before we... you know, just to kind of kick things off, you know, I don’t have any questions prepared. Like, I just wanna keep this casual. This is not CNBC or Bloomberg. This is just, you know, two people having a conversation about a great company. So why don’t you talk to us about yourself and what MoneyLion does, and then we can, we can dive in.

Dee Choubey (04:10):

First of all, thanks for having me. I started the business in 2013, and I started it with myself and two of my co-founders. The other two guys were on the data science and machine learning side. So our CTO, Chee Mun Foong, he actually was my TA in the ‘90s at Purdue University. And my parents sent me off... my uncle’s a professor there, my parents sent me off and said, “Go learn coding.” And, you know, I was a 15-year-old, and this guy, Chee, was like the TA. And we kept in touch, and, uh, he had just sold his AI company to a publicly-traded defense subcontractor. And in 2013, we started talking about what was happening in financial services. So if you remember what happened in the 2000s, right? The LBO boom of ‘05, ‘06, the last time SPACS were…

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (05:07):

And you, and- and you go way back, right? ‘Cause you- you’ve been in financial services industry for a long time, right?

Dee Choubey (05:10):

Yeah, exactly. So, yeah, so the last time the SPACS were popular was ‘05, ‘06, when all the private equity companies were using it to take companies public. And-

Jonah Lupton (05:20):

And that’s when people just used to call them blank check companies.

Dee Choubey (05:22):

Exactly. And then ‘07, ‘08, and I was always a FIG banker, my clients were American Express, Capital One, and I spent some time in London and I actually worked on the first bank globally that failed. It was Northern Rock.

Jonah Lupton (05:40):

Oh, yeah.

Dee Choubey (05:41):

... you know, nationalizing Northern Rock. And it was in that process where we built a lot of the thesis for what we’ve been able to do at MoneyLion. Banks were...the US regulator took a front-row seat inside of Wells Fargo, Chase, Citi, Cap One all the way down to the regional banks, community banks. And all of the innovation that used to happen inside of a bank was ceded to Silicon Valley. So what we were seeing was that Twitter and Facebook were teaching Americans how to live very private lives all of a sudden publicly on a mobile device. And of course now it’s got- it’s gotten completely... like, you can’t live without those platforms now, right? I mean, that’s how we all interact.

Jonah Lupton (06:15):

(laughs) I’m on Twitter 10 hours a day, so-

Dee Choubey (06:18):

Yeah, and your whole business model is now Twitter, right?

Jonah Lupton (06:19):

Seriously. Yup.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (06:20):

So imagine that in ‘07, ‘08, right? So, even in the early 2010s, if you wanted to get a personal loan, it was a 10-page application at the bank that you’re sitting there with a banker. All of that digitalization, we found that was an incredible opportunity now to apply artificial intelligence, machine learning, data science in a modern way to build a digital banking platform. So we started the business in ‘13, just kind on an experiment. I went to one of my bosses from Citadel, where I used to work, and I said, “Look, you know, the banks are on the sidelines. This may be an incredible opportunity to build a dominant digital platform.” Right? I mean, there’s-

Jonah Lupton (07:01):

And- and you guys are strictly digital, right? You don’t have any actual brick and mortar branches?

Dee Choubey (07:04):

No, 100% digital.

Jonah Lupton (07:05):

Right.

Dee Choubey (07:06):

It’s been an amazing ride since then. You know, we started off with the credit we had and a robo-advisor in 2017. We added digital banking in 2018. And, you know-

Jonah Lupton (07:19):

Talk- talk about the robo-advisor. ‘Cause I know there’s other forms out there…it’s an easy way for people to, you know, get into investing through kind of automated ETF investing, right?

Dee Choubey (07:33):

Yeah. Exactly. So, you know, uh, our robo-advisor’s industrial strength. Um, it allows us to talk to our consumers about goals. Like, when do they want to retire? When do they want to send a kid to college? Do they want to buy a car? Do they want to sell a car? So this advice, we believe, is missing from the industry, right?

Jonah Lupton (07:54):

Okay.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (07:54):

So, we are a platform play. We’ve taken a contrarian approach in a lot of ways. So we are a digital bank in the center, so you can download our app and get yourself a digital bank inside a couple of minutes. But then the next conversation is, in those times of excess when the household is doing well, let’s get starting with investing, right? So our- our approach has always been that managed investing is the right way for people starting off. So 90% of our members are first-time investors. And for them, instead of going to Robin Hood and buying fractional shares of X, Y, or Z, you know, they could certainly do that, but the first step is to secure your base. The core satellite theory just says that 80% of your investible excess should be in a core strategy. And that core strategy is either based on your glide path to retirement or your glide path to a certain goal. Like, if you really want to buy a house in three years, you want to take the appropriate amount of risk right now in the markets based on volatility, right? So our robo-advisor is actually incredibly powerful because it rebalances based on the volatility and the goal that you put in. Like, if you put in that, “I just want it to be a general trading account and I’m going to need the money in 2030,” it’s going to take a different level of risk. It’s also going to say that, “Hey, you should probably take an 80/20 strategy? And let’s also feature things like an ESG portfolio to meet that longer-term goal.

Jonah Lupton (09:29):

But what are, what are the investment options in there right now? I know it’s all ETFs. Are you working with a few different ETF families?

Dee Choubey (09:37):

Yeah, it’s Vanguard…

Jonah Lupton (09:45):

Oh, okay.

Dee Choubey (09:45):

... and on the core side, and then we use Global X and Wilshire on the thematic portfolios.

Jonah Lupton (09:52):

Oh, okay. Yeah. I saw Global X and Wilshire in there. I didn’t know you guys were also using Vanguard, so that’s one of the giants.

Dee Choubey (10:00):

Yeah, Wilshire acts as the CIO, so they’re actually curating the portfolio, and then-

Jonah Lupton (10:05):

Okay.

Dee Choubey (10:05):

... Global X for future innovation, right? So, this is, you know it’s all diversified. So, it’s S&P Biotech SPDR, Global X Fintech, Global X Social Media, China Consumer Global X, Esports, etc.…so again for the first-time investor, provides a lot of comfort around some of the volatility in single names, right?

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (10:40):

Absolutely.

Dee Choubey (10:41):

We also launched our broker dealer last year-

Jonah Lupton (10:46):

Okay.

Dee Choubey (10:47):

... so, not gonna say when, but…

Jonah Lupton (10:50):

Is- is the idea... will that be more of a Robin Hood-type app where people can buy individual stocks if they want?

Dee Choubey (10:58):

Yeah, it will be, and I think we’ll have our own take on it where the rewards... everything’s gonna be rewards-oriented-

Jonah Lupton (11:06):

Okay.

Dee Choubey (11:07):

...and it’s going to have a social element to it as well. But that’s certainly, you know, there are three products that we’ve publicly said that we’re launching in 2021, so I’m not going to put a date on when but I will say, and this is, again, publicly available, but MoneyLion Securities is a broker dealer as well.

Jonah Lupton (11:27):

Okay. And now, the other products are going to be a secured credit card and the digital wallet or crypto-wallet, right?

Dee Choubey (11:35):

Yeah. So, you know, if you think about crypto, right, it’s interesting, because 86% of Americans still haven’t ever accessed crypto, right?

Jonah Lupton (11:42):

Including me. I’ve never bought or owned crypto before.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (11:45):

That’s interesting. Yeah, so we are a highly mission-driven company. Everyone who works here obsesses about our mission…the mission to provide financial access and advice, right? So if we can build a very easy to understand access to... or understanding of crypto, that’s what we want to do there, right? So, again, it’ll be linked to our digital banks’ round-up, right? So you’re already spending on your digital bank account 20 to 30 times a month. With one flip of the switch, you can say, “Round me up into fractions of Ethereum [for example].” I think that’s a very interesting way to get folks that have never really had access to [crypto, and provide for] in a safe way. Of course, there’ll be buy/sell capabilities, but, you know, there’s other platforms that you can do that on as well. Our differentiator will be that it’s integrated into digital banking. And, by the way, when we’re saying, you know, “Hey, here’s all the dollars you have to invest,” when is it safe and how much of it to save to put into sort of a commodity-based cryptocurrency asset class.

Jonah Lupton (12:55):

So I don’t know if you had the chance to read the write-up that I did. You know, one of the points that I- I really wanted to hammer home for people is the ARPU, right? I mean, the value in getting your customers into multiple products.

Dee Choubey (13:07):

Mm-hmm (affirmative).

Jonah Lupton (13:08):

You know, not only does that help solidify the relationship and keep that customer very sticky for you, but obviously, you know, as that average revenue per user is going up, you know, it increases the lifetime value of the customer, it obviously enables you to spend more money to acquire that customer. So I assume that’s one of your big goals here, right, is to have, you know, each of your customers in three, four, five, six different products?

Dee Choubey (13:35):

Yeah, look, I think the platform approach... that’s why we took the platform approach, and we are a venture-backed business, and, you know, when we went to Silicon Valley to raise capital, sometimes we would get the critique that, “Hey, look, you guys are trying to do too much.” But given the backgrounds that we had in banking, we never understood how you can just build a debit-interchange business, right? And how you can just, you know, give a debit card. I mean, you can…

Jonah Lupton (13:59):

You can’t build a... hard to build a $10 billion business with just that.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (14:03):

So we are, we are built for the long run here. One of the big advantages that we have is that this is the most innovative team in American fintech, and we’ve said that to our investors, and if you look at the folks that came into our pipe, it’s on the premise that we’re going to continuously innovate for the consumer. There isn’t a 500-person call center at our Salt Lake City office that’s saying, “Hey, Jonah should get an insta-cash limit of 200, and Dee should get an insta-cash limit of 250.” It’s all machine learning. So as we build that platform and money movement between our accounts, then we have interoperability. So what we said was... sorry, I see a good question about how MoneyLion will look differently in five to 10 years. If you look at the technology that we’ve built, the problem that we saw in 2013 was that a lot of the money center banks have monolithic tech stacks, and they’ve been hemmed and hawed together over multiple mergers or multiple decades, and it creates a lot of friction. You can have a bank account with a bank, and not be able to use that bank account to pay off your credit card debt with that bank, and that’s because it’s two different tech stacks.

So when we built ours, it’s actually... the customer’s at the center. And then, we’re actually allowing you to have interoperability. So it’s a digital bank, it’s a robo-advisor, it’s a lender, it’s an advisor, there’s rewards built into it, very soon there- there’s gonna be a crypto-wallet, all of it speaks to each other seamlessly. So we’re then able to really use that holistic data set. We’ve got the digital bank, we know when you invest, we know when you borrow, we know how you interact with rewards. Our ability to know...to really create a customized experience for you is, right now, it’s one of the leading capabilities that MoneyLion has.

So as we think about, you know, that platform approach, of course, our consumers are oscillating from times of need and times of excess. And when you’re able to engage them in both of those times, it ultimately generates mutual benefit. We’re able to give them a low-cost product, but they’re also coming back to us multiple times, so we’re earning revenue multiple times a year as well, and that’s the platform approach that’s been working really well for us.

Jonah Lupton (16:24):

Now, Fintech’s obviously a... you know, or just financial services in general, it’s a very competitive industry. There’s other players out there with similar offerings, although I do love the fact that you guys are building a one-stop-shop platform. I don’t know if you, if you know my investment focus. I focus on companies under $10 billion market cap-

Dee Choubey (16:43):

Mm-hmm (affirmative).

Jonah Lupton (16:43):

... with revenue growth at least 30% for the next two or three years, where I believe there’s also an upcoming catalyst that’ll help get that multiple expansion in companies that can at least 5x in five years, although, obviously, I want more than that. And I think, you know, just as an investor, MoneyLion really fits that bill. And I think what you guys are doing in the Fintech space, I mean at your market cap, I think, right now, it’s gonna move much higher in the next six to 12 months. But, I think you guys are not getting enough credit for everything that you’re doing. But given that it is a competitive industry, how do you guys... how are you differentiating yourself in... when you’re trying to acquire new customers? And what has been your- your best customer-acquisition channel?

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (17:29):

Yeah, look, in 2020, we saw a massive shift, right? I mean, the labor force changed. There’s a lot more folks that are working multiple gigs, multiple 1099s, multiple W2s. So really our digital banking and insta-cash products resonated, but I think…

Jonah Lupton (17:44):

Okay.

Dee Choubey (17:45):

... the question that you’re asking here is- is a good one. It’s like, you know, it seems to be that there are a lot of fintechs, but if you look at MoneyLion, we’re a technology layer. We’re the interface layer on top of multiple different financial capabilities.

So ultimately, if wethink about the future, already multiple lenders are coming in and injecting their loan products into MoneyLion’s ecosystem because we have the customer relationship. We know their credit score. We know how they bank... we know how much money that’s coming into their account…every Thursday [for example] from a payroll perspective, or every day nowadays, if you’re driving for Uber or working in a gig economy job, you’re actually getting paid, you know, very irregularly. The incumbent banks really aren’t built to ingest that data. It seems odd, but-

Jonah Lupton (18:32):

Or bring in other companies’ products, right?

Dee Choubey (18:34):

Right.

Jonah Lupton (18:34):

They want to try to create everything themselves and do it themselves, even though they’re not very good at doing it.

Dee Choubey (18:39):

That is the big...you’ve hit the strategy point, right? We want to go from being a platform to being an aggregator, right? So who’s the biggest aggregator in the market right now? It’s probably Apple, maybe Amazon-

Jonah Lupton (18:49):

I was just gonna say Apple, yeah. I mean, [crosstalk 00:18:51] their entire ecosystem is insane.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (18:52):

They’ve got their own hardware and they’ve got an app store. And they actually then have the rules on the app store. So they- they actually now sit in the middle of the user, millions of users, and apps, right? So our strategy is a similar one, where as we grow our digital banking base, as we get to understand our customers at a very unique level, over time, we will be in the best position to say, “Here is the optimal basket of financial products you should have.” This is the advice from recommendation engine that we obsess about, right? So our home, our entire technology’s built for that, right? So insurance providers, two of them have invested in our series C, are now injecting a digitally-bound auto insurance, a digitally-bound renter’s insurance, all into our ecosystem. So for the consumer, it feels like MoneyLion, it sits in our financial heartbeat, but we’re now earning some commissions on providing insurance. Same thing for our lending company, right? So, you know, SoFi is a great example. They come up all the time. They’re actually one of our partners in our marketplace.

So if we see that someone is at the inflection point of needing to either get a new student loan or refinance an existing federal one, we are now able to go and say, “Hey, we’ve found you the optimal refinance capability, press one for us to, you know, really kind of start that process for you.” And that’s happening inside of MoneyLion. If you think about us, we’re then the operating system, right? So of course, earning some fees and some, you know, merchant-funded rewards or debit interchange on our own bank account, on our own investing capability as well as our own rewards capability, but we’re also now cross-selling other people’s products.

And that’s the tech layer. So, you know, when people say, “How do you compare to some of the, some the other...” SoFi comes up, SoFi’s a great company by the way. But they’re going to go via bank. They’re going to go compete with Discover and Capital One and American Express to a certain extent, with longer duration lending products. We’re going to continue being the tech layer, where, you know, we’ll have, you know, some high value capabilities from our own financial products, but ultimately we want to be the advisor of choice for consumers, for millions of consumers to say, “Okay, you know, am I optimizing even what my employer’s giving me? Am I optimizing my insurance? Am I optimizing whether it’s a HELOC or mortgage loan or auto loan.” All of that will then sit inside of the MoneyLion app, and we’ll be able to give advice on that. That’s ultimately where we want to take the business model.

Jonah Lupton (21:16):

Just talk to me about the SPAC process. I don’t think a lot of retail investors, and probably to a certain extent even myself, really understand how it works. I mean, just so people know, you know, Fusion Acquisition is doing a reverse merger with MoneyLion to take you guys public, and then the cash that was in that SPAC plus the PIPE will then sit on your balance sheet, right?

Dee Choubey (21:38):

Yeah, exactly. So, you know, we started talking to the Fusion folks, probably in July of 2020. We’d known them from the industry and we had a common link, Ron Suber. I don’t know if you know that name, but he’s a prominent FinTech investor. He’s been invested in a lot of these business. He’s our advisor and working with them as well.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (22:00):

Okay.

Dee Choubey (22:00):

So that was the common link. From an outcomes perspective, we actually looked at our metrics at the end of 2020. We’d shown a 200% year over year growth. Our operating margins were at 60 plus percent. So if you think about technology companies, it’s a fast-growth, high operating margin company, right? I’m seeing a lot of the other questions, how’s MoneyLion different from SoFi? You know, again, SoFi’s a great company. They’ll do really well. But if you look at our growth rate and our operating margin, they are that of a technology company, not of a bank.

Jonah Lupton (22:31):

Got you.

Dee Choubey (22:31):

That’s the one thing I’d lead you with in terms of that differentiation. But again, back to the SPAC point, as we saw that foundation and, you know, as we think about our vision for MoneyLion, our vision for MoneyLion is to be a daily destination. We want customers to be spending 60, 90 seconds with us daily, and that’s why you’ll see us doing a lot more with content this year. That’s why we love the SPAC. The SPAC product for MoneyLion works perfectly. It may not work perfectly for everybody…

Jonah Lupton (22:58):

Right.

Dee Choubey (22:58):

... but it made a lot of sense for us, because instead of now being private and raising a Series D and a Series E and a Series F, and that would take me another 18 to 24 months-

Jonah Lupton (23:07):

Yeah.

Dee Choubey (23:07):

...with a SPAC deal and the PIPE, we’re now able to put over 400 million dollars on the balance sheet, and accelerate what we would believe is going to be, you know, a massive kind of user growth strategy here.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (23:19):

Right, ‘cause you never ... I mean, if you had stayed private and raised another round of VC money, you never would have raised four or five hundred million without diluting yourself, you know, some ridiculous amount, so now it’s like-

Dee Choubey (23:29):

[crosstalk 00:23:29]-

Jonah Lupton (23:29):

... the best of both worlds. You get to go public, you have all this cash, and I always tell people, don’t underestimate the power of being a publicly traded company. It gets us so much more exposure and branding, uh, and once this ticker changes over from FUSE to ... Do you guys know what the new ticker’s going to be?

Dee Choubey (23:48):

Um, I’m not 100% sure, but I think it’s going to be ML.

Jonah Lupton (23:54):

That’s what I was getting. ‘Cause, which I think used to be Merrill Lynch, right? Or Merrill Lynch was maybe MER, I can’t remember, but okay. Cool. So, I mean, once it changes over to ML, you’re guys are going to get even more exposure. The analysts are going to start picking up coverage. I would expect a ton of buy recommendations, with ... You probably can’t agree with this, but, you know, 20, 25 dollar price targets is kind of what I’m thinking, so, a lot of big catalysts coming up when this [crosstalk 00:24:18]-

Dee Choubey (24:17):

Yeah on the point that you talked about the SPAC, right? I think what, what’s really important is that, uh, the PIPE is really important. So we actually went and did a road show with a lot of investors.

Jonah Lupton (24:30):

Oh, okay.

Dee Choubey (24:30):

... and we ended up getting a significant oversubscription. And we said this in the press release, it was up-sized and oversubscribed from some of the best investors in the world, so BlackRock and Apollo led our PIPE, but, you know, I would say then behind them were some of the smartest and best investors in both technology and growth investing. So we were excited about that, we saw, just to your point, that the fundamentals and the projections that we’re putting out there, people said, “Hey, look, you know, there is a transformation. There’s four thousand plus FDIC insured deposit taking institutions. There’s probably 20 or 30 of them that have mobile experiences worth having, and there’s maybe if you, if you peel it even forward, there’s probably five or 10 that are creating this private bank for the rest of us strategy, right, or they’re, they’re creating super apps, and MoneyLion’s one of those 10. One of those 15, I don’t know how you want to define that. But it’s probably not more than that. These aren’t precise numbers. Again, I know this is being recorded but just kind of like mental math if I’m kind of thinking back of the envelope. And as we think about trillions of dollars of retail deposits moving into digital wallets over the next five to 10 years, there’s a natural tailwind to the segment that we’re in. And then if you look at our strategy of creating the technology for advice, you could have MoneyLion and Capitol One or Wells Fargo, right? But we’re now the smart layer on top of your brokerage, your crypto, your digital bank, your buy now, pay later. That’s a pretty interesting proposition in terms of the size of business that we could try to build by ‘22 ... By ‘21, ‘22, and ‘23.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (26:14):

Are you guys doing anything on the business side right now? I mean, if ... Could I set up a business bank account with you guys, or is it all just consumer?

Dee Choubey (26:21):

It’s all direct to consumer today.

Jonah Lupton (26:23):

Okay.

Dee Choubey (26:23):

That’ll be a growth opportunity for us in the future.

Jonah Lupton (26:26):

Okay. And what about, on the consumer side, have you guys gotten into, or thought about getting into, uh, you know ... I, I know you do some consumer loans, right, a lot of the, th- the credit builder loans. Um, do you do any larger consumer loans, or mortgages, or auto loans? Are those other ... Are those growth opportunities as well?

Dee Choubey (26:44):

Yeah, the credit builder program is for a certain segment of our population, about 20% of our members would use our credit builder program, and really the ... It’s a super awesome product for if you’re just trying to come in for six to eight months and improve your credit score by 70, 80 points. It’ll do that for you. But on the larger loans, we have a secured credit card that’s coming out, so again, you know, you put in 5k, 10k into your robo-advisor, we’ll give you an instant credit card backed by that.

Jonah Lupton (27:11):

Nice.

Dee Choubey (27:12):

Or-

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (27:12):

Okay. I was, I was wondering how you were going to secure it-

Dee Choubey (27:14):

Yeah.

Jonah Lupton (27:14):

... so you can secure it with the investment account as well-

Dee Choubey (27:16):

Yeah, that product exists at Interactive Brokers, it exists at Merrill Lynch Private Services, it exists at JP Morgan Private Bank, but it doesn’t exist for the middle income consumer, because now you’re staying invested while getting the ability to use cash, right? So that’s exciting. Um, and then on the, on the mortgages, on the HELOCs, on the student loans, we partner. Um-

Jonah Lupton (27:35):

Okay.

Dee Choubey (27:36):

We, we, we have a balance sheet light approach. Like, we don’t want to go get a banking license right now, right?

Jonah Lupton (27:42):

Okay.

Dee Choubey (27:42):

It’s the same strategy that PayPal takes. It’s similar to the strategy that Square Cash takes.

Jonah Lupton (27:48):

What are you the most excited about? What, what product do you think is going to really drive growth going forward? Or is it just the fact that you-

Dee Choubey (27:55):

Yeah.

Jonah Lupton (27:55):

... have so many different products that can help so many different people?

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (27:58):

Yeah, well it could be our insta-cash products, that’s growing incredibly fast. We’re super excited about that, that’s not showing any signs of abating. Um, you know, the value proposition keeps getting better and better. I tell people that MoneyLion today is doing 33% of what our vision is, right? So, um, a- as we go, keep expanding, the different inflection points, we’ve gotten our consumers of digital bank, and now we’re trying to get all the other inflection points, the bases covered, right?

Dee Choubey (28:24):

We’re excited about crypto. I think the round up capability, uh ... You know, I’ve spent 97 dollars at Walmart, three dollars gets rounded up into, you know, Bitcoin is, is an interesting proposition. I think that’ll drive a lot of user growth.

Jonah Lupton (28:35):

Now does, does, does everyone have to use that round up, or is that just, uh, an extra feature if they want an-

Dee Choubey (28:40):

Everything is an option.

Jonah Lupton (28:40):

... option. Okay.

Dee Choubey (28:40):

Everything is an option. So right now we have something called Shake ‘N’ Bank, right? So if you use money, the MoneyLion debit card today, and you shake your phone, right, um, you can actually get a random reward right now. But it gets invested into your robo-advisor. So you shake your phone like this after every-

Jonah Lupton (28:56):

(laughs)

Dee Choubey (28:57):

And, and wh- what people love about that is sometimes it’s, it’s, it’s random, right? So it’s all randomized. Just yesterday someone texted me. He’s like, “Hey I just shook my phone for 130 dollar bill, and I got the whole thing refunded.”

Jonah Lupton (29:08):

Jesus.

Dee Choubey (29:08):

Right, so it’s a, it’s a little-

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (29:10):

So my, my, my parents would not appreciate this stuff, but I think your consumer base, the millennials, you know, the people that are already tech savvy, they do like that. Like, they think-

Dee Choubey (29:21):

Well these people about rewards, right? I mean, rewards, like when you get points in, in a bank, or even-

Jonah Lupton (29:25):

Yeah-

Dee Choubey (29:25):

... at [inaudible 00:29:26], like, you never use it. Like-

Jonah Lupton (29:27):

No. You forget about them, you don’t track them, they expire.

Dee Choubey (29:30):

Well such doesn’t matter but, if you had a fun way of engaging with us where you knew that like, hey, you know, maybe this 150 dollar purchase, will I get the whole thing back? It’s just a more fun way of engaging with the bank. So that when we say we’re innovative, like, we w-, there’s always things like that that we’re doing, right? The consumer will have the option of whether they want it in Bitcoin, or if they want it in their robo-advisor account.

Jonah Lupton (29:55):

I think it’s very cool. I mean, there’s another company out there that I’m familiar with that does that. Uh, they, kinda like the cash back in Bitcoin. You know, they partnered with all these big retailers. Kind of like the cashback in Bitcoin. You know, they partnered with all these big retailers-

Dee Choubey (30:04):

Yup.

Jonah Lupton (30:04):

... so, you go spend a thousand dollars on, you know, Bestbuy.com, you know, you get 5% or 6% in Bitcoin back into your account, which is pretty cool. And I guess you guys are doing another take on that, or... ‘Cause, you also have that program, right, for regular cash? Y-you do cashback with some big retailers. I know you have a bunch of them listed on your website.

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Dee Choubey (30:23):

Yeah, look, I mean, I’m looking at it right now. So, CBS, Famous Dave’s, Office Depot, PetSmart, Walgreens, Casper, Best Buy, DoorDash, Uber Eats. Actually Uber Eats, you get up to 21% cashback on Uber Eats if you use MoneyLion.

Jonah Lupton (30:40):

That’s wild. H-how (laughs), that’s insane. How do you guys (laughs)...

Dee Choubey (30:44):

When we think about, again, the two-sided network, this is, again, the banks will be slower to do this. Everyone’s going to converge over time. We’ll always be doing the next thing, so we’re not necessarily worried about... You know, it was funny like, Chase, their mobile application, you know, the one that came out last year was-was, they had features that we believe that our mobile app had three years ago, right. So the, so yeah, they caught up to fintech, but they caught up to fintech from 2016, right.

So that’s, modes with interaction will be different, right. So, when we think about like that capability, our ability to create this two-sided network where now the retailers want to access our digital bank customers. So we’re now able to create mutual benefit on both sides because the retailers are, retailers are getting to add, drive GMV-

Jonah Lupton (31:40):

Right.

Dee Choubey (31:40):

... and we’ll be launching a buy now pay later product very soon here, that-

Jonah Lupton (31:44):

Oh, I forgot about that one. Yup, that’s another one.

Dee Choubey (31:45):

So, we’re already seeing that our customers are using Afterpay, and [inaudible 00:31:50], and Affirm, right. So, why leave, why let them leave our ecosystem? Now-

Jonah Lupton (31:55):

Do, do you guys allow, uh, wires, bank wires from a MoneyLion account?

Dee Choubey (32:00):

A-at this moment we don’t, but it’s [crosstalk 00:32:02].

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (32:03):

Okay. Okay. Yeah. Because I was just over at TD Bank and, uh, they don’t allow me to. So, I’m still with TD, but I’m probably in the process of leaving, so good chance I come over to MoneyLion pretty soon. But I, I send a lot of bank wires and I can’t, they don’t let me send bank wires off of their website or through the mobile app. I actually have to go into a branch and do it, um, because they won’t be able to obviously authenticate that I am who I am, so.

Jonah Lupton (32:25):

I know it’s tricky when you’re a, you know, digital force company, you know, it’s a little bit harder to authenticate people, you know, to feel comfortable to send that wire. ‘Cause once that wire goes out there’s really no (laughs), no way to get it back, so you got to be a hundred percent that it’s going, or that it’s at least coming from who you think it’s coming from, so...

Jonah Lupton (32:43):

Um, any, before we wrap up here, I-I know you’re a busy guy, you gotta get back to your day. Anything you wanna, any parting words, or anything you wanna share with us, or we can go through some questions. Um, I guess people are typing them in.

Dee Choubey (32:53):

Well, look, we’re excited for the next phase, you know, everything is about our mission. And, you know, as-as we think about, you know, the public markets, our employees, and our board, and all of our stakeholders are super excited to go public, have a larger platform for us to tell our story. And, you know, I think the good news is this is the early part of our evolution in the sense that all of the growth is ahead of us. So, we’re excited about that.

Jonah Lupton (33:25):

So, I-I remember I actually looked up the statistics the other day. I actually forgot to mention it in my writeup on MoneyLion, but now I just typed it in again. So, as of 2019, so a little outdated, there were 76,000 bank branches in the US. Like, just an insane number, I-I assume that number is probably down a little bit ‘cause it did decrease from, you know, over the last four or five years it’s gone down by about a thousand branches a year. Where do you think we are in five years? I mean, could this number of bank branches be 50% lower than it is now? Because there’s, because companies like yours have-have grown so much, that so many people are more comfortable doing, you know, digital only banking?

Dee Choubey (34:08):

Yeah. Yeah, look I mean I think, I think that certainly could be the trend, especially through the pandemic, right. I mean people aren’t going to unlearn some of the habits here, right. But that said, look, I mean there’s still a cash component in various parts of our country. There are other things like commercial banking where you do need the relationship approach-

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Jonah Lupton (34:26):

That’s right.

Dee Choubey (34:27):

... um, so, you know I don’t think it’s going to go to zero. But, you will see even a lot of the commercial parts of the business going into digital modes. You know, all, the apps are getting incredibly powerful. We’re actually piloting a video chat feature inside the mobile app. So, all the reasons that you have to, like either notarize or things, all of those are becoming digital, right. So I think banks, the branches will exist and like Capitol One’s done a great job, right, they’ve made a lot of their, at least in New York, a lot of their branches-

Jonah Lupton (34:54):

They’re like cafes, right?

Dee Choubey (34:56):

... cafes, hangouts.

Jonah Lupton (34:57):

(laughs) They’ve done that in Boston too, down in the seaport district.

Dee Choubey (35:00):

They’re interesting marketing vehicles as well, right. As the infrastructure and the technology on mobile gets stronger and better, the trend is definitely not to have a lot of them. And, you know, I think a lot of the big banks have publicly stated that they’re now closing or shutting down banks, branches-

Jonah Lupton (35:19):

Oh, for sure. Absolutely. I mean I just got an email yesterday that my WeWork in Boston is closing down. So I mean, you’re definitely seeing commercial space, uh, shrink, at least in most of the major cities. Like you said, as people move out to the suburbs, they’re not going into the cities every day. So they don’t need to have a, you know, brick and mortar bank relationship, you know, next to their office ‘cause everything is done online and through mobile apps. I mean it’s-it’s pretty incredible how far technology has taken us in the last few years and I’m sure the next five or 10 years will be even more exciting for-for consumers, as well as companies like yourself, so.

Dee Choubey (35:52):

Yeah, hundred percent.

Jonah Lupton (35:54):

Uh, well thank you so much, man. I really appreciate you joining us today-

[End of interview]

Important Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of Fusion for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Fusion’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to : Fusion Acquisition Corp., 375 Park Avenue, Suite 2607, New York, New York, 10152 Attention: John James, (212) 763-0169.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and MoneyLion’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward- looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.